Exhibit 99.2

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director Country/City Code 8862 Tel: 2656-8016 brad.miller@gigamedia.com.tw
Marvel’s Incredible Hulk, Spider-Man
and X-Men Join Everest
Super Hero Themed Casino Games
Strengthen Everest Platform
HONG KONG, November 9, 2008 — GigaMedia Limited (NASDAQ: GIGM) announced today an exciting new lineup of cash-wager games for its Everest platform featuring Hulk, Spider-Man, X-Men and other Super Heroes from Marvel Entertainment, Inc.’s world famous universe of action characters.
Over 40 new games will join the Everest suite, with rollout expected over the coming months.
“Proven performers, these exciting branded games are a terrific addition to the Everest Poker and Everest Casino platform,” stated Bob Cahill, chief executive officer of GigaMedia’s gaming software division.
GigaMedia’s new offering will include a broad array of slots and video poker in both downloadable and Adobe Flash software versions. Games will be available in multiple languages across the Everest Casino Gaming platform, which includes Everest Poker and Everest Casino.
The expansion of Everest Gaming’s platform to include branded games results from a new partnership with CryptoLogic Inc., a leading developer and supplier of Internet gaming software.
About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online games businesses including FunTown, a leading Asian casual games operator and the world’s largest online MahJong game site in terms of revenue, and T2CN, a leading online sports game operator in China. More information on GigaMedia can be obtained from www.gigamedia.com.tw.
The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2008.
# # #